Exhibit 99.4

AVALON RARE METALS INC.

Amended Management Discussion and Analysis of Financial Statements

 For the year ended August 31, 2010

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the year ended August 31, 2010.  The following information should be read in conjunction with the accompanying audited financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of November 22, 2010.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the OTCQX International Market in the United States.  In addition, the Company has applied to the NYSE Regulation, Inc. to have its common shares listed on the American Stock Exchange (“NYSE Amex”) in New York, USA.  It is expected that this process will take 4 - 6 weeks from the date of application.

  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer both are Qualified Persons under National Instrument 43-101.

Avalon operates exclusively in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including tin, lithium, tantalum, niobium, cesium, indium, gallium, zirconium and calcium feldspar.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified reserves and/or mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  Thor Lake is the Company’s top priority and most advanced project.

The results of a positive Prefeasibility Study (‘PFS”) on the development potential of the Nechalacho REE deposit on the Thor Lake project were announced on June 21, 2010. A technical report was filed on July 27, 2010, that was subsequently amended and re-filed in September, 2010 in conjunction with a prospectus filing. The latest updated NI 43-101 compliant resource estimate for the deposit was disclosed on September 8, 2010 and current work is now focussed on producing a bankable feasibility study which is targeted for completion in 2012.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States.  Media coverage and independent analyst commentary of this issue has stimulated considerable interest in REE amongst investors, leading to increased trading activity in the Company’s shares and new equity financing opportunities.

Subsequent to the year ended August 31, 2010, the Company completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (as more fully described later on under “Subsequent Events”) and, as of this date, remains well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2010	2009	2008
	$	$	$
Net revenues	80,557	159,982	357,539
Loss before discontinued operations and extraordinary items	4,099,300	2,954,919	1,391,581
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.05	0.04	0.02
Net loss	4,099,300	2,954,919	1,391,581
Net loss, per share basic and fully diluted	0.05	0.04	0.02
Total assets	41,526,715	26,521,264	24,384,590
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the year ended August 31, 2010 totalled $13,051,666, an 83% increase over the level of expenditures in the previous fiscal year ($7,136,337).  Most of these expenditures were incurred on the Thor Lake project (95%) with the balance primarily being incurred on the East Kemptville project, in Nova Scotia.  No properties were abandoned during the year ended August 31, 2010 and no expenditures were written off.

Resource property expenditures for the three months ended August 31, 2010 totalled $3,643,336, a 56% increase over the level of expenditures in the comparable period of the previous fiscal year ($2,339,416).  This increase was primarily caused by increased level of activities including drilling, pre-feasibility study, environmental and permitting, metallurgical, engineering and community consultation work at Thor Lake.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four directly impacted by the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The property is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, renamed the Nechalacho REE Deposit (“Nechalacho deposit”) by the Yellowknives Dene First Nation (“YKDFN”) in September 2009.

Expenditures during the year ended August 31 totalled $12,449,801.  Of this, approximately 63% was spent on drilling and geological work in support of the drilling program, 13% on pre-feasibility study, 8% on environmental studies and permitting work, 13% on metallurgical and market studies, with the balance funding community consultation work and annual lease payments.

Expenditures during the three months ended August 31 totalled $3,618,259.  Of this, approximately 70% was spent on drilling and geological work in support of the drilling program, 11% on pre-feasibility study, 6% on environmental studies and permitting work, 11% on metallurgical and market studies, with the balance funding community consultation work.  Most of the drilling done in 2009 and to date in 2010 was with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit, reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence and collecting sample material for pilot plant work.  The addition of a second rig in 2010 is for condemnation drilling around areas proposed for site infrastructure, step-out exploration holes, hydrology and geomechanical test work.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process testwork was advanced to the mini-pilot plant stage with a 4-5 tonne bulk sample now being tested at a test facility in Sudbury, ON with the technical support of SGS Canada Ltd. (“SGS”). Next steps are to provide enough concentrate to begin pilot plant test work on the hydrometallurgical flowsheet. The Company is also studying the merits and cost for establishing a separation plant in North America, and received a study on this subsequent to year-end.

Community engagement and consultation continues to be carried out with the objective of developing partnerships with the local Aboriginal communities.  Positive steps have been taken with finalizing a Memorandum of Understanding (“MOU”) with Avalon’s participating First Nations which will lay the ground work for a working impact and benefits agreement for future operations.  Avalon is currently working with its Aboriginal partners to obtain Traditional Knowledge from community elders for use in Avalon’s Environmental Assessment Process.

Nechalacho Deposit Drilling

Since July 2007 Avalon has completed over 59,000 metres of drilling on the Nechalacho deposit. The 2010 summer drilling program concluded in October and included 16,188 metres in 63 drill holes.  As at the date of this report, drilling had resumed at the site with one drill operating and the second drill set to resume operations later in July.  A similar amount of drilling is planned for the summer program.  Annual drilling program totals completed since July, 2007 are summarized in the Table below (as of October 31, 2010):

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer (to Oct. 31)	63	16,188
Total to date	266	59,014

Scott Wilson RPA Resource Estimate

A resource estimate was prepared by independent consultant Scott Wilson RPA as part of the pre-feasibility study. New estimates on operating costs and revenues resulted in the determination of a lower economic cut-off grade which, along with the re-classification of some Inferred Resources as Indicated, resulted in a significant expansion of the total Indicated and Inferred Resources in the deposit. Additions to the Indicated Resources in the high-grade Basal Zone significantly benefited the mine development plan.

As a result of the application of a lower cut-off grade, Indicated Mineral Resources for the Basal Zone reported by Scott Wilson RPA for the Technical Report were increased to 14.4 million tonnes of 1.82% TREO and including 0.40% HREO. The overall Inferred Mineral Resources for both Basal and Upper Zones also increased to 175.93 million tonnes of 1.43% TREO including 0.21% HREO.

The NI 43-101 compliant resources as currently established by Scott Wilson RPA, from all the drilling completed up to the end of 2009, are summarized in the table below.

INDICATED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	6.89	1.45	0.17	1.86	0.286	175	194
Basal Zone	14.48	1.82	0.40	3.38	0.437	144	430
INFERRED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	99.06	1.29	0.12	2.44	0.364	172	210
Basal Zone	76.87	1.60	0.33	3.14	0.443	134	413
Total Inferred	175.93	1.43	0.21	2.74	0.399	155	298

Notes:
(1)	Canadian Institute of Mining (“CIM”) definitions were followed for Mineral Resources.
(2)
Mineral Resources estimates are based on the following price assumptions: US$21.94/kg TREO (based on the typical distribution of the individual REE in the Basal Zone), US$3.76/kg zirconium oxide (ZrO2), US$45/kg niobium oxide (Nb2O5), US$275/kg gallium oxide (Ga2O3), and US$130/kg tantalum oxide (Ta2O5).

(3)	An exchange rate of C$1.11/US$1.00 was used.
(4)	Mineral Resources are estimated using a NMR cut-off value of C$260/tonne.
(5)	A minimum mining width of five metres was used.
(6)	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
(7)	Indicated Mineral Resources are inclusive of Mineral Reserves.
(8)	Totals may differ from sum or weighted sum of numbers due to rounding.
(9)
The resources are estimated based on assays of 155 drill holes drilled by Avalon through the end of 2009 plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included.

(10)
The sampling protocols as applied by Avalon were reported in detail in the Company’s press release of May 12, 2010 which is available on the Company’s website www.avalonraremetals.com or on its SEDAR profile at www.sedar.com.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimate

A Mineral Reserve estimate for the Thor Lake project has been prepared by Scott Wilson RPA.  The Mineral Reserve is based upon underground mining of the Nechalacho Deposit. The Mineral Reserves were all converted from Mineral Resources and no Inferred Mineral Resources were converted to Mineral Reserves.  Where inferred mineral resources are included within the stope boundaries of the mine plan the material has been treated as dilution.

	Tonnes (millions)	%TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
(1)	CIM definitions were followed for Mineral Reserves.
(2)
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Reserves are estimated using a Net Metal Return (NMR cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)	Totals may differ from weighted sum of numbers due to rounding.
(8)	Reserves include dilution.

Pre-feasibility Study

Avalon announced the results of the PFS on the Nechalacho deposit (the “Project”) in a news release dated June 21, 2010.  The PFS was completed by independent consultants Scott Wilson RPA.  The results demonstrate with a high degree of confidence that the project development model as presently conceived is technically feasible and will provide satisfactory returns on invested capital with acceptable risk.  The completed technical report was posted on SEDAR  July 29, 2010 with a subsequent amended version posted September 21, 2010.

The PFS covers all aspects of project development, including mining, mineral concentration, hydrometallurgical processing and all related infrastructure.  Scott Wilson RPA developed a financial model from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on similar operations in Canada and abroad.  The resulting discounted cash flow (“DCF”) analysis summarized below shows a positive internal rate of return (“IRR”) and a positive net present value (“NPV”) by applying a range of discount rates on both a pre-tax and after-tax basis.  The net cash flow is based on an 18 year operating schedule.  The CAD/USD exchange rate was assumed to be CAD$1.00 = USD$0.90.  The financial model assumes 100% equity financing, although the Company plans to pursue various financing options upon completion of a bankable feasibility study.

Financial Analysis	Pre-Tax	After-Tax
IRR	14%	12%
Net Cash Flow	$2.1 billion	$1.5 billion
NPV @ 5%	$826 million	$540 million
NPV @ 8%	$428 million	$236 million
NPV @ 10%	$246 million	$97 million

Total Project construction capital costs inclusive of a 22% contingency were estimated at $899.7 million.  Of the total capital costs, the mine, mill and hydrometallurgical plant capital comprises $589.3 million while the remaining costs include contingency, sustaining capital, reclamation and Engineering, Procurement, Construction and Management (“EPCM”).  Average operating costs over the 18 year life of the Project are estimated to average $267 per tonne of ore mined or $5.93 per kilogram of product.  Combined recoveries of TREO, ZrO₂, Nb₂O₅ and Ta₂O₅ are 84.6% from the flotation plant and 90% from the hydrometallurgical plant.  All four products will be concentrated together and are only isolated into individual products in the final stages of the hydrometallurgical process and therefore, their recovery costs have been aggregated.

Expected revenues are based on the following average price assumptions in USD per kilogram: TREO = $21.94, ZrO₂ = $3.77, Nb₂O₅ = $45.00, Ta₂O₅ = $130.00.  The price assumption for TREO was based on reported FOB China prices for separated oxides discounted by an average of 38% to account for the cost of separation. Some of the price assumptions used for individual rare earth oxides were roughly 30% higher than May, 2010 prices, based on independent third-party long term price forecasts. Prices for many of the rare earth oxides increased substantially in July and August 2010 following the announcement of sharp reductions in export quotas by China.

Financial analyses prepared for pre-feasibility studies are designed to determine if, after applying conservative assumptions on costs and revenues, the project stands up as an economically viable development opportunity. In this regard, management is pleased that, despite a higher capital cost estimate than previously anticipated, the DCF analysis yielded positive results.  Sensitivity analyses demonstrate that profitability is most sensitive to total revenue, exchange rate, operating costs and the metals prices.  Management has already identified many opportunities for optimization of the Project that could result in significantly enhanced economics.

Metallurgical Process Development and Product Marketing

Metallurgical process development work continued during the quarter with most of the effort being directed toward the hydrometallurgical process.  This work was conducted at the SGS laboratory in Lakefield, Ontario, under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist.  The metallurgical work completed during the quarter defined the process flowsheet to a sufficient level of detail for the purpose of the PFS.

Next steps involve pilot plant work to prove both the flotation process and the hydrometallurgical process at a scale required for bankable feasibility study purposes.  Confirmatory flotation testwork is already underway at a test facility in Sudbury, Ontario, with a view toward initiating pilot plant work later this fall.  Once this work has been completed and sufficient mineral concentrate produced, pilot scale evaluation of the hydrometallurgical process flowsheet will be initiated in the second quarter in 2011.

At the presently contemplated full mine production rate of 2,000 tonnes per day, the hydrometallurgical facility will have an annual output averaging close to 10,000 tonnes TREO as a mixed oxide product, plus by-product production of 18,000 tonnes ZrO2, 1,700 tonnes Nb2O5 and 100 tonnes Ta2O5.  Estimated rates of recovery for each of these products are as follows:

Product	Flotation Plant Recoveries	HydroMet Plant Recoveries
TREO	79.5%	93.0%
Zirconium (ZrO₂)	89.7%	90.0%
Niobium (Nb₂O₅)	68.9%	80.0%
Tantalum (Ta₂O₅)	63.0%	50.0%
Combined Recovery	84.6%	90.0%

Gallium may also be recovered at a later stage. At the prices assumed for this PFS, the rare earths represent 56% of the anticipated total project revenues while niobium, zirconium and tantalum represent 44%.  Niobium and zirconium make up about 20% each and tantalum represents approximately 3% of total project revenues.

The pricing model for the REE used in the PFS takes into account forecasts of decreasing supply available outside China and increased demand as well as the nature of the mixed REE product that will be produced by the hydrometallurgical facility.  The methodology used for developing REE price assumptions for the PFS involved first calculating a “representative” price for individual rare earth oxides in China, then estimating future price appreciation inside China to 2014 from various price forecasts.  Then a 2014 “outside China” price was estimated by including a portion of the VAT and tariffs currently applied to exported product.  Finally, a formula was created to link concentrate pricing to prices for individual rare earth oxides resulting in an average price assumption of US$21.94/kg TREO for Avalon’s mixed total rare earth oxide concentrate.

The model assumes that Avalon’s concentrate will be sold or toll-processed at one or more separation plants outside China which will be established before 2014.  For the bankable feasibility study Avalon will evaluate if it should participate in the establishment of such a separation plant outside of China. Product sales volumes used in the PFS were supported by letters of interest from two potential customers.  For the bankable feasibility study, Avalon anticipates having product off-take arrangements in place.

With a positive PFS now in hand, the Company plans to immediately accelerate its product sales and marketing efforts.  This effort will be led by Mr. Pierre Neatby, who has served the Company since February 2010 as an external consultant to develop the market study for the PFS, and has now joined the Company as Vice-President, Sales and Marketing, effective July 1, 2010. Working with Ian London, P.Eng., Market Development and Energy consultant, Mr. Neatby will be developing a proactive marketing plan including continued participation in various industry conferences with the overall objective of building relationships with potential future customers for the mineral products and identifying strategic partners for the further processing (separation) of the mixed REE chemical concentrates.

Rare Earth Separation Plant

Subsequent to year end, Avalon received a study completed at a budgeted cost of $100,000, for the construction of a rare earth separation plant in North America. The purpose of this study was to determine the cost of establishing such a facility in Canada for discussion purposes with potential partners. The authors of the study concluded that a separation plant with a design capacity of 25,000 tonnes per annum of TREO, and assuming an arbitrary location in southern Ontario, would cost an estimated $346 million, with a level of accuracy of +/- 35%.

This plant capacity is intended to handle the presently contemplated production of 10,000 t/a from Nechalacho, any future Avalon production increases, and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths.

Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. The delivered cost of these reagents accounts for most of the plant’s total estimated operating cost. A number of possible sites in North America meeting these criteria have been identified by Avalon and additional sites will be considered in other parts of the world as a part of feasibility study work.

Site Development Work

Site development being carried out under the overall direction of David Swisher, Vice-President Operations, includes historic reclamation cleanup, environmental baseline studies, mine planning, all season airstrip construction, tailings disposal site evaluation, groundwater hydrology evaluations, underground rock mechanic testing and establishing additional camp facilities by re-furbishing three of the trailers that were left at the site from historic operations in the 1980’s.

During the quarter ended August 31, 2010, the Company completed the construction of an airstrip at the site for the total costs of $523,242 to facilitate year-round access by wheel-equipped aircraft.  This work was contracted to Deton Cho Logistics, a business owned by the YKDFN.

Trade-off studies on power generation and hydrometallurgical plant site alternatives were carried out during the quarter revealing that substantial costs savings can be achieved compared to the cost forecasts used in the PFS.  In particular, locating the hydrometallurgical facility in an industrial location south of the NWT would likely result in savings in transport costs for reagents and power costs to run the facility, though it may be possible to optimize the current development using local alternatives. Considerable potential exists to reduce power costs through the increased use of renewable energy alternatives and greater availability of locally-generated hydro-power.

Community, Environment, Health and Safety, Permitting

During the three months ended August 31, 2010 and subsequent to the end of the quarter, the Company continued its community consultation program in Lutselk’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council), Yellowknife (YKDFN and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

A draft MOU has been prepared and delivered to local Aboriginal groups for consideration.  The MOU outlines the proposed contents for a participation arrangement and an impact and benefit agreement with First Nations and the basic principles under which the parties will work together to advance the project in a co-operative, timely, yet environmentally and socially responsible way.  Initial meetings to discuss the draft MOU were held during the nine months ended August 31, 2010 in Yellowknife, Lutsel K’e and Fort Resolution and follow-up discussions are on going.

The Company seeks to create business opportunities for First Nations through its on-going field programs.  The major air charter and expediting suppliers are partially Aboriginal-owned through joint ventures.  Recently, the drilling company, Foraco, has completed a joint venture agreement with Deton Cho Corporation (“Deton Cho”), the business arm of the Yellowknives Dene, such that the second drill at site is operated under a joint venture between Foraco and Deton Cho.  Deton Cho was also contracted to construct the now-completed airstrip at Thor Lake which will allow activities to continue through freeze up and spring thaw.  Avalon’s current environmental baseline work is being completed by Stantec (Jacques Whitford) which recently finalized a business joint venture with Deton Cho and EBA Engineering, also responsible for certain aspects of the environmental permitting process.

At least 40% of individuals employed at site are Aboriginal.  Two to three driller helper trainees from the 2009 training course for Aboriginal people have been employed at the site at any one time, and one of the graduates has now obtained full-time employment status with Foraco.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the nine months ended August 31, 2010, there has been one lost time accident at the project which occurred in March 2010 when a worker employed by a contractor strained his back lifting heavy items.

There have been a number of Land Use inspections during the period by the Indian and Northern Affairs Land Use inspector, with no significant issues to report.  All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

On April 23, 2010, Avalon filed a detailed Project Description Report (“PDR”) with the Mackenzie Valley Land and Water Board (“MVLWB”) as the first step in its application for a Type A Land Use Permit and Type A Water License. On May 4, 2010, the MVLWB notified Avalon that the application had been accepted and that the MVLWB would be proceeding with a pre-screening process, anticipated to take 30 days, at which time the application may be referred  to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”). On June 11, 2010, the Company was advised by MVEIRB that, as expected, the permit application would be referred for environmental impact assessment and work required to complete this assessment has already been initiated.  As of October 26, 2010, scoping sessions have been completed in the communities of Yellowknife, Dettah, Lutsel K’e, Fort Resolution and Hay River.  Avalon is now awaiting MVIERB’s Terms of Reference (“ToR”) which will serve as the basis for the developers assessment report required for the assessment process.

Avalon Updated Resource Estimate

The June 2010 resource estimate completed by Scott Wilson RPA did not include the 2010 winter drill program which focused, in part, on testing a new area of interest in the Basal Zone referred to as West Long Lake, located at the westerly quarter of Long Lake, and the areas immediately to the north and south. Avalon’s Senior Resource Geologist, Finley Bakker, P. Geo. completed an estimate of the resources defined in that area from the winter drilling in that area which was disclosed on September 8, 2010.

The winter drilling increased the Indicated Mineral Resources in the key Basal Zone part of the deposit by 40% with an additional 5.97 million tonnes grading 1.57% TREO with 25.5% HREO/TREO, using the same $260 net metal return (“NMR”) cut-off grade applied in the previous resource estimate reported on June 14, 2010. Combined with the previously announced NI 43-101 compliant Indicated Resources defined in the area referred to as Tardiff Lakes, the total Indicated Mineral Resources in the Basal Zone now stands at 20.45 million tonnes grading 1.75% TREO with 23% HREO/TREO.

Further, the Basal Zone in the West Long Lake area contains a high grade sub-zone defined by applying a higher cut-off grade at $600. This yields 1.87 million tonnes grading 2.19% TREO, with 28.8% HREO/TREO, 4.29% zirconium oxide, 0.50% niobium oxide and 0.06% tantalum oxide, representing 30% of the total Indicated Resources in the West Long Lake area. Further additions to this high grade sub-zone are anticipated from the 2010 summer drilling program on the land-accessible north extension of this zone.

The resources are summarized in the following table.  Note that a portion of the existing Inferred Resources was converted to the Indicated category, meaning that the total increase in resources includes deduction for that overlap. The estimation parameters were essentially identical to those utilized by Scott Wilson RPA in June 2010.

INDICATED		Tonnes (Millions)	TREO %	Undiluted Grades		ZrO2%	Nb2O5%	Ta2O5 ppm	Ga2O3 ppm
				HREO %	HREO / TREO %
Basal	Tardiff Lake	14.48	1.82	0.40	22	3.38	0.44	430	144
	West Long Lake	5.97	1.57	0.40	25	3.06	0.39	436	127
Total		20.45	1.75	0.40	23	3.29	0.42	432	139
Upper	Tardiff Lake	6.89	1.45	0.17	12	1.86	0.29	194	175
	West Long Lake	3.09	1.40	0.15	11	2.17	0.27	192	156
Total		9.98	1.43	0.16	11	1.95	0.28	193	169
Grand Total		30.43	1.64	0.32	20	2.85	0.38	353	149

INFERRED		Tonnes (Millions)	TREO %	Undiluted Grades		ZrO2%	Nb2O5%	Ta2O5 ppm	Ga2O3 ppm
				HREO %	HREO / TREO %
Basal	Nechalacho	76.87	1.60	0.33	21	3.14	0.44	413	134
	Overlap	(15.85)	1.60	0.33	21	3.14	0.44	413	134
	West Long Lake	23.16	1.33	0.25	18	2.79	0.40	397	122
Total		84.18	1.53	0.31	20	3.04	0.43	409	131
Upper	Nechalacho	99.06	1.29	0.12	9	2.44	0.36	210	172
	Overlap	(8.26)	1.29	0.12	9	2.44	0.36	210	172
	West Long Lake	7.58	1.31	0.12	9	2.03	0.27	165	163
Total		98.38	1.29	0.12	9	2.41	0.36	207	171
Grand Total		182.56	1.40	0.21	15	2.70	0.39	300	153

Notes:
(1)	“Tardiff Lakes” refers to Indicated Resources estimated by Hudgtec and Scott Wilson RPA released on June 14, 2010 and further detailed in the Technical Report.
(2)	“West Long Lake” refers to the updated resource estimate prepared by Avalon’s Senior Resource Geologist Finley Bakker, P.Geo. and presented in the press release dated September 8, 2010.
(3)
“Overlap” refers to that portion of the West Long Lake area Inferred Resources that overlap with the previous Nechalacho Inferred Resource estimates and deducted from the totals. There was no overlap in the Indicated Resource volumes.

(4)	“Nechalacho” in the Inferred Resource table refers to the Inferred Resources for each of the Upper and Basal Zones of the Nechalacho Deposit reported on June 14, 2010.
(5)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Future Plans

With the completion of the PFS on the Nechalacho deposit, the Company’s priorities on the project now shift to completing all the work required for a bankable feasibility study.  The Company is planning to hire additional staff so that much of this work can be completed in-house and with the overall objective of building a qualified operating team for project development and ultimately production.  Additional development work at site either planned or in progress for the property includes:

•
Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization and definition drilling to better define continuity, increase the confidence level on resources and obtain a bulk sample for pilot plant work.

•	Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.
•	Incorporate additional indicated Resources into the mine plan as they become available.
•	Investigate higher production rate scenarios.
•	Pilot plant work for optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the Feasibility stage.
•
Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate, followed by pilot plant trials of the hydrometallurgical flowsheet in 2011.

•
Conduct a trade-off study for site location of the hydrometallurgical plant due to the Thor Lake Project incurring an economic disadvantage by assuming a northern location for the hydrometallurgical plant.

•	Review availability of grid power for both site locations as the Thor Lake Project is advanced.

Costs to complete the bankable feasibility study are estimated to be approximately $43 million, of which approximately $3 million has been incurred to date.

Separation Rapids

During the year ended August 31, 2010, the Company incurred $23,023 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were mainly related to market development work for the Company’s lithium minerals product, site clean-up, property maintenance and community consultation.  During the quarter ended August 31, 2010, a meeting was held in Toronto with two representatives of the Wabaseemoong Independent Nations, the Company’s Aboriginal partner on the project, to update them on the status of the project and potential development timelines.

The Company continues to implement a proactive market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations.  This has involved a number of presentations to glass industry participants and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

Investor interest in lithium remains high amongst investors, due to its use in rechargeable batteries and the anticipated large future demand for such batteries from the automotive sector.  Management continues to receive inquiries about the Big Whopper as a known high quality lithium resource and is evaluating a number of potential strategic options but no commitments have been made as at the date of this report.

East Kemptville

During the year ended August 31, 2010, the Company incurred expenditures totalling $574,673 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  Of this total, $409,927 was expended on exploration work on the Ikes Ridge property which consists of approximately 6,500 hectares (12,520 acres) of exploration licences adjacent to, and along trend from the East Kemptville Special Licence and Closure area.  The work is being conducted by Hudgetec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Most of the expenditures incurred on the Ikes Ridge property were related to a grass roots exploration program (with an original budget of $500,000) that was substantially completed during the year ended August 31, 2010. The work program included line cutting, geophysical and geochemical surveys and diamond drilling.  Several priority geophysical IP targets were developed and drilled during the year ended August 31, 2010.  The drill program testing the targets at Gardners Meadow, Ikes Ridge and Northeast Extension areas totaled 12 holes for 2,219 meters.

The most encouraging results were obtained from the Gardners Meadow Area where drilling of coincident geochemical/geophysical targets returned several 0.10 to 3.00 meter wide zones of highly anomalous, polymetallic, Sn-Zn-Cu-Ag-In mineralization associated with weakly developed zones of quartz-sulphide veining and alteration in metasedimentary rocks. The best individual assay returned 0.25% tin. 0.96% zinc, 0.21% copper, 3.0g/t silver and trace indium across 1.75 metres. There are no immediate plans for further drilling on the Ike’s Ridge property until additional compilation and target definition work is completed. Expenditures incurred during the quarter ended August 31, 2010 on the Ikes Ridge property totalled $24,727 and were related primarily to compilation of analytical data and other geological compilation work.

Future work on the East Kemptville project will be focused mainly on the Special Licence and completion of the Preliminary Economic Assessment (“PEA”) of the historic tin-indium resources in that area.

Outside of the Ikes Ridge property, exploration expenditures totalled $164,746 for the East Kemptville Special Licence in the year ended August 31, 2010, which were primarily related to the PEA being carried out by Wardrop on the potential for renewed production of tin and by-product indium plus copper and zinc. A total of $1.5 million in additional expenditures are required on the Special Licence before the Compnay can vest its 100% interest in the mineral tenure.

A $350,000 work program proposal for the East Kemptville Special Licence was submitted in December 2009, to the government of Nova Scotia and Rio Algom Ltd. (the holder of surface tenure at the East Kemptville mine site) to access the site to carry out sampling in connection with the PEA.  The Company is still awaiting permission from Rio Algom to proceed with this work.  Subsequent to the year ended August 31, 2010, the Company received an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2011.

Warren Township

Expenditures of $4,169 were incurred on the Warren Township Anorthosite Project during the twelve months ended August 31, 2010.  These were mainly related to routine project maintenance costs.  Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources.  There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Operating expenses totalled $4,710,223 for the year ended August 31, 2010, a 61% increase over the amount incurred for the year ended August 31, 2009 ($2,921,342).  Excluding non-cash stock-based compensation, operating expenses totalled $2,668,468, a 40% increase compared to the fiscal year ended 2009.  This increase reflects the increased level of business activities.  During the first nine months of fiscal 2009, the Company was operating under cost reduction measures intended to reduce administrative expenses to preserve its cash resources due to the global economic downturn at that time.  During the year ended August 31, 2010, the Company opened its operations office in Delta, BC and added several key employees to its management team.  The main areas of increased expenses were stock-based compensation, public and investor relations, salaries and benefits, transfer and filing fees, travel and consulting fees.

Stock-based compensation increased to $2,041,755 from $1,016,933 compared to fiscal 2009.  This increase is primarily a result of the increase in the price of the Company’s shares.

Salaries and benefits for the year ended August 31, 2010 totalled $647,788, a 24% increase over the fiscal year ended 2009 ($522,294).  The increase relates primarily to the increased number of staff on payroll as well as some individual pay increases.  The increase in salaries and benefits is partly offset by the $36,261 (or 20%) decrease in professional fees, as the Company’s financial and accounting personnel, previously retained pursuant to a professional services agreement and included under Professional Fees, are compensated directly through the Company’s payroll commencing at the beginning of calendar 2010.

Transfer and filing fees increased by $97,585 compared with the fiscal year ended 2009, primarily as a result of the additional fees incurred relating the financing completed in October 2009, the increase in the annual TSX listings fees, and the additional TSX listing fees of $17,148 for replenishing the number of shares reserved for issuance under the Company’s stock option plan.

Consulting fees increased by $71,981 to $117,769 compared to the fiscal year ended 2009.  The main reason for the increase is relating to a $50,000 performance bonus awarded to a consulting company owned and operated by an officer of the Company.

Directors’ fees for the current fiscal year increased by $66,400 to $104,400 compared to the fiscal year ended 2009.  Commencing in January 2010, each of the Company’s independent directors is compensated by an annual base fee of $16,000 (additional annual fees of $6,000 each for the Chairman of the Board and the Chairman of the Audit Committee, and additional annual fees of $3,000 for the Chairman of any other committee of the Board) plus an attendance fee of $800 for each meeting attended.  During the year ended August 31, 2010, the Company also increased the number of directors serving on the Board from five to seven.

Expenditures on public and investor relations (“IR”) activities for the year ended August 31, 2010 totalled $778,647, a 31% increase over the year ended 2009 ($593,728).  Approximately $129,000 of the increase represents the additional costs relating to the Company’s listing on the OTCQX.  The balance of the increase relates primarily to the increased participation in trade shows and investment conferences by the Company and other marketing programs to institutional investors.  Travel expenses also increased by $105,179 to $257,715 during the year ended August 31, 2010, partly as a result of increased marketing to international investors and travel to international conferences related to new product marketing initiatives.

Investor interest in rare earths continues to grow with the intense media coverage of the international trade issues, and with increasing numbers of institutional shareholders, investor relations activities and international marketing initiatives have accelerated. During and subsequent to the end of the quarter, the Company participated in five investment conferences and trade shows in Europe and North America and carried out international marketing trips to New York, Boston, Atlanta, Chicago, Los Angeles, San Francisco, Zurich, Geneva, Munich, Frankfurt and Hong Kong. During the quarter ended August 31, 2010, the Company retained Roth Capital Partners of Newport Beach, California as its Principal American Liaison for 12 months in connection in connection with the Company’s OTCQX listing. The Company also retained Value Relations of Frankfurt, Germany as an Investor Relations consultant for 12 months to market the Company in Germany and Switzerland.

Lower average interest rates resulted in interest income declining to $80,557 compared with $159,982 for the fiscal year ended 2009.

During the year ended August 31, 2010, the Company renounced Canadian exploration expenditures of $2,000,750 to the investors in the flow-through private placement completed in October, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

For the quarter ended August 31, 2010, operating expenses totalled $1,098,875 compared with $980,306 during the comparable period in fiscal 2009.  Excluding non-cash stock-based compensation, operating expenses totalled $668,107 with $502,936 for the same quarter in fiscal 2009.  The main areas of increased administrative expenditures for the quarter ended August 31, 2010 were salaries and benefits, directors’ fees, rent and utilities, and amortization.

Consistent with the increases for the year ended August 31, 2010, the increase of $97,827 in salaries and benefits reflects the increase in the number of employees on payroll.  The increase of $29,150 in directors’ fees was directly related to increase in the quarterly compensation paid to the Company’s independent directors as well as the increased number of directors serving on the Board.    The increase of $18,867 in rent and utilities is related to the addition of the Company’s operations office in Delta, BC (which commenced in November, 2009) as well as the recent expansion of its head office premises in Toronto.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2010				2009
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	19,015	21,583	16,688	23,271	27,770	35,265	52,701	44,246
Loss before discontinued operations and extraordinary items	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998	238,665	528,161
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.01	0.01	0.02	0.01	0.02	0.01	-	0.01
Net loss	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998	238,665	528,161
Net loss, per share, basic and fully diluted	0.01	0.01	0.02	0.01	0.02	0.01	-	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at August 31, 2010, the Company had working capital of $6,005,725 and cash and cash equivalents on hand of $6,932,125.

Subsequent to the year ended August 31, 2010, the Company completed a short form prospectus offering and raised $30,030,000 in gross proceeds and also received $9,915,481 in cash relating the exercises of warrants, options and brokers’ compensation warrants, as more fully described later on under “Subsequent Events”.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month.  As at the date of this report, the Company’s current anticipated resource property expenditures for fiscal year 2011 are budgeted at approximately $24,000,000, with most of these expenditures being allocated to the Thor Lake Project for the bankable feasibility study, metallurgical studies (including mini-pilot plant and pilot plant tests), environmental studies and further definition drilling on the Nechalacho Deposit.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration and development work programs for at least the next twenty-four months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998 and the annual expenditures related to the new mining lease at Separation Rapids total $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company has optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011 to vest its mineral title. The property is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2011                           $157,256
2012                           $205,122
2013                           $197,266
2014                           $204,443
2015                           $208,960
2016                           $208,960
2017                           $69,653

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”) as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3.  Specifically, the Company has committed to implementing the core CSR principles of e3 Plus on its exploration and development programs which are as follows:

1.  adopt responsible governance and management;
2.  adopt ethical business practices;
3.  respect human rights;
4.  commit to project due diligence and risk assessment;
5.  engage host communities and other affected interested parties;
6.  contribute to community development and well-being;
7.  protect the environment; and
8.  safeguard the health and safety of workers and the local population.

The Company reports on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project.  In addition to that disclosure, the Company participated in or sponsored numerous community events with the Dene Nation and in several Dene Nation communities.

The Company has a number of policies relating to CSR and ethics including:

•	Safety and Environmental Policy
•	Whistleblower Policy
•	Code of Business Conduct
•	Corporate Governance Principles
•	Disclosure Policy
•	And the PDAC e3 Plus Principles for Responsible Exploration

These policies are posted on the corporate website.  The Company maintains a Community, Environment, Health and Safety Committee comprised of the three independent experts to advise management on best practice and provide guidance on specific challenges.

As an example of a first step taken to implement the PDAC e3 Plus principles, the Company needs to “ensure that project personnel have knowledge, awareness and training in all corporate policies and procedures”.  As a first step, the Company requires that all those in positions of authority or managing others, to have read the corporate policies and procedures.  The Company is ensuring that all executives and those managing operations in the field have signed off on reading and understanding all corporate policies and holds periodic in-house workshops to reinforce this understanding.

Management is especially proud of a significant new training initiative undertaken by the Company in cooperation with the NWT Mine Training Society and Aurora College to help promote skills development among Aboriginal people for increased participation in the mineral exploration industry.  Two training programs were completed, one for First Aid responders and the other for diamond driller helpers.  Three of the graduates of the driller helper program, Herman Abel of Lutselk’e, Darren Rabesca of Wha Ti and Cliff Tsetta of Yellowknife, have been employed at the Thor Lake site along with six other Aboriginal workers on a rotational basis.

To date, from the commencement of drilling in 2007, Aboriginal people have represented about 40% of the 30+ employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  The Company is also seeking Aboriginal contractor bids on significant work at site in the coming year.  During the quarter ending August 31, 2010, meetings were also held with each of the four impacted Dene communities to discuss the Company’s progress on its PFS.

The Company’s diligent community engagements received formal recognition from the industry when in March 2010 the Company was awarded the Prospectors and Developers Association of Canada’s Environment and Social Responsibility Award at the PDAC Convention.  To quote the PDAC, “this award honours an individual or organization demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Two companies have won this year’s Environmental & Social Responsibility Award: De Beers Canada and Avalon Rare Metals Inc.”.

The PDAC further states on its website: “Avalon Rare Metals has been a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around its Thor Lake, NWT, rare earth project, Nechalacho.  The company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities.  Committed to protecting the fragile environment of the North, Avalon was the first company to adopt e3 Plus principles and guidance.  Company officials have been instrumental in the program’s development and in advancing its use within the exploration industry.”

During the quarter, the Company contracted Jantzi Sustainalytics (“Jantzi”) to carry out a “Sustainability Intelligence Review” to evaluate the Company’s current sustainability practice and identify areas where its performance can be improved.  Jantzi is a Toronto-based firm recognized as a leading global provider of environmental, social and governance (“ESG”) research and analysis for public companies and investors. The report was completed by September, 2010 at a cost of $22,700, and the results reported in the news release dated September 27, 2010. Jantzi determined that the Company’s overall environmental, social and governance performance was above average and provided a number of recommendations of how performance could be further improved, which the Company is beginning to act on.

Jantzi maintains the Jantzi Social Index or “JSI” of 60 TSX-listed companies as well as an index of “CleanTech” companies and partnered with RBC Asset Management to launch three sustainability-oriented equity investment funds.  The Company seeks to achieve a high level of performance with respect to its sustainability practice and then have it independently verified to attract the interest of the growing number of socially responsible investors around the world.  The Sustainability Intelligence Review was intended in part to provide the Company with the guidance necessary to help it achieve this objective.

Off Balance Sheet Arrangements

As at August 31, 2010, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the year ended August 31, 2010, the Company incurred:

a)
accounting fees and share issuance costs of $37,000 with an accounting firm in which an officer is the principal.  As at August 31, 2010, accounts payable included $2,414 payable to this accounting firm;

b)	consulting fees of $33,000 with a former officer, of which $23,238 were deferred as resource property costs. As at August 31, 2010, accounts payable included $6,215 payable to this former officer;

c)
consulting fees of $230,923 with a company owned by an officer of the Company, of which $180,923 were deferred as resource property costs.  As at August 31, 2010, accounts payable included $18,645 payable to this company;

d)	consulting fees of 30,000 with an officer of the Company. As at August 31, 2010, accounts payable included $3,709 payable to this officer; and

e)	consulting fees of $8,799 and rental fees of $8,000 for an apartment in Yellowknife, NT. with a company owned by a director of the Company, which were deferred as resource property costs.

Subsequent Events

Subsequent to the year ended August 31, 2010, the Company:

a)	issued 3,483,650 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $8,743,962;

b)	issued 168,900 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $184,106;

c)
issued 394,650 common shares and 197,325 warrants pursuant to the exercise of 394,650 Brokers’ Compensation Warrants for cash proceeds of $987,413.  180,000 of these warrants were exercised at the price of $2.51 (which have been included in the total in a) above) and the remaining 17,325 warrants are exercisable at the price of $3.60 per share until September 30, 2011;

d)
granted 25,000 stock options to a new member of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $3.63 per share until September 27, 2015;

e)
granted an aggregate of 150,000 stock options to two new employees of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.52 per share until October 1, 2015.  These options vest at the rate of 25% every twelve months following the commencement of their employments with the company; and

f)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“2010 Offering”). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (“Series III Unit”).

In connection with the 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Broker Compensation Warrants”) to the underwriters of the 2010 Offering.  Each Broker Compensation Warrant entitles the holder to purchase one Series III Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Series III Unit.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities.  However, there are two new project opportunities under consideration at the present time and management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value.  The Company is doing some project generative work through geological research into prospective new areas for rare metals deposits. This could result in a decision to acquire mineral claims at any time.

The Company has no immediate plans for any equity offerings, but anticipates it will need to complete an equity financing within the next 24 to 36 months in order to advance its anticipated development work at Thor Lake on a schedule that will allow commercial operations to begin by 2015.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581.  The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.  Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.  This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at August 31, 2010, the Company has completed phase one of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.  The Company will commence phase two of its transition plan during the first quarter of fiscal 2011.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2010.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2010.

Design of Internal Controls

The Company evaluated the design of its internal controls and procedures over financial reporting, as defined under Multilateral Instrument 52-109, for the year ended August 31, 2010. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer, with the assistance of other corporate personnel to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Company has very limited administrative staffing and in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended August 31, 2010.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2010, the Company had 79,104,270 common shares issued and outstanding. Subsequent to the year ended August 31, 2010 (as described earlier under “Subsequent Events”), the Company issued 9,240,000 common shares pursuant short form prospectus offering and issued 4,047,200 common shares pursuant to the exercises of warrants, stock options and brokers’ compensation warrants.  Accordingly, as at the date of this report, the Company had 92,391,470 common shares outstanding.

b)	Warrants

As at August 31, 2010, the Company’s had 3,372,500 warrants outstanding.  Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.  3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010.

Subsequent to the year ended August 31, 2010, 3,303,700 of these warrants were exercised at the reduced exercise price of $2.51 per share.

Subsequent to the year ended August 31, 2010 (as described earlier under “Subsequent Events”), the Company issued 4,620,000 share purchase warrants.

As the date of this report, the Company has the following warrants outstanding:

i)	68,800 warrants. Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)	4,637,375 warrants. Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

In addition, as at the date of this report, the Company has the following brokers’ compensation warrants outstanding:

i)
90,000 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
242,550 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

c)	Options

As at August 31, 2010, the Company had an aggregate of 5,556,400 incentive stock options outstanding with a weighted average exercise price of $1.63 (of which 2,162,650 were vested and 3,393,750 were unvested).  Subsequent to the year ended August 31, 2010, 168,900 of these options were exercised (as described earlier under “Subsequent Events”), 25,000 stock options at a price of $3.63 per share were granted to a new member of the Company’s technical advisory committee, an aggregate of 150,000 stock options at a price of $3.52 were granted to two new employees of the Company.  As at the date of this report, the Company has 5,562,500 incentive stock options with a weighted average exercise price of $1.71 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.